SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Incorporation of Reserves and New Production Records in the Pre-salt

Rio de Janeiro, January 15, 2014 – Petróleo Brasileiro S.A. – Petrobras announces that its proven reserves in the pre-salt in 2013 grew by 43% when compared to 2012. Since 2007, the company has been incorporating growing volumes to its proven reserves from the pre-salt layer, which stretches from southern Espírito Santo state to Santa Catarina state. Currently, more than one-quarter of Petrobras’ proven reserves comes from the pre-salt. This 43% reserves growth in 2013 was possible due to the drilling of 42 wells in the pre-salt, combined with the excellent performance of the platforms in production at Campos and Santos Basins.

It is worth noticing that this reserve increase is taking place at the same time that pre-salt production grows. On January 13, 2014 the second production well of platform Cidade de Paraty, at Lula field, went into operation, with an output of 28 thousand barrels of oil per day, totaling 58 thousand barrels of oil per day on this platform.

As a result, a new daily record was set on January 14, 2014, in which oil production operated by Petrobras in the pre-salt surpassed 390 thousand barrels of oil per day. The previous record of 371 thousand barrels of oil per day was set on December 24, 2013.

Of the two basins producing from the pre-salt, Campos and Santos, the latter contributed with 51% of this record of 390 thousand barrels of oil per day, through nine production wells, confirming the high productivity of the pre-salt fields. The average productivity of the commercial wells in the Santos Basin pre-salt has been around 25 thousand barrels of oil per well per day, higher than that of the North Sea (15,000 barrels of oil per well per day) and the Gulf of Mexico (10,000 barrels of oil per well per day).

The accumulated production for the pre-salt fields, beginning in 2008, has already surpassed 290 million barrels of oil equivalent. Therefore, in 6 years of pre-salt production, we have already produced almost twice of what we have produced in 35 years at Garoupa field (156,000,000 barrels of oil equivalent), located in Campos Basin.

In December of 2013, three Declarations of Commerciality proved the production feasibility in three different pre-salt areas: Lapa (Carioca), Búzios (Franco) and Sul de Lula (Sul de Tupi), all in Santos Basin.

In addition, in 2013, pre-salt discoveries in fields already in production in Campos Basin, such as Albacora, Caratinga and Marlim Leste contributed to the growth in reserves, and, primarily, to their swift monetization by interconnecting wells to the platforms in operation.

Another significant result and that sustains the planning of future production in pre-salt areas is its excellent exploratory success, which was 100% in 2013, that is, all of the pre-salt wells drilled in 2013 indicated the presence of hydrocarbons.

In 2014, 17 new wells will be interconnected to already installed platforms in the Santos Basin pre-salt.

In the second half of 2014, two new platforms will go on stream in the Santos Basin pre-salt: platform Cidade de Ilhabela in Sapinhoá Norte field, and platform Cidade de Mangaratiba in Iracema Sul field, adding 300 thousand barrels of oil per day in installed capacity. Five new wells will be interconnected to these new platforms in 2014.

The start-up of these two new platforms (Cidade de Ilhabela and Cidade de Mangaratiba) and the start-up of 22 new production wells in 2014 will contribute to the achievement of new pre-salt production records in 2014.

Map of Pre-salt Location

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.